Exhibit 99.1

GORILLA TECHNOLOGY GROUP INC. AND

SUBSIDIARIES

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIODS

ENDED JUNE 30, 2024 AND 2023

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GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

June 30, 2024 AND 2023

(Expressed in United States dollars)

Items	Notes	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	5	$11,218,496	$5,306,857
Financial assets at fair value through profit or loss - current	6	1,544,045	995,101
Financial assets at amortized cost - current	7 and 30	20,893,821	27,827,915
Contract assets	20	35,756,098	34,213,379
Accounts receivable	8 and 33	17,039,255	1,448,202
Inventories		21,800	23,116
Prepayments - current		8,201,082	7,445,195
Other receivables	33	4,798	107,228
Other current assets		65,060	170,461
Total current assets		94,744,455	77,537,454
Non-current assets
Financial assets at amortized cost - non-current	7 and 30	13,643,000	13,643,000
Property, plant and equipment	9 and 30	15,123,730	15,878,965
Right-of-use assets		513,667	53,036
Intangible assets	10	5,455,147	5,869,512
Deferred income tax assets		2,640,954	970,201
Prepayments - non-current		381,659	451,580
Other non-current assets	11	610,752	1,034,000
Total non-current assets		38,368,909	37,900,294
Total assets		$133,113,364	$115,437,748

(Continued)

The accompanying notes are an integral part of these financial statements.

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GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

June 30, 2024 AND 2023

(Expressed in United States dollars)

Items	Notes	June 30, 2024	December 31, 2023
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	12 and 33	$13,104,502	$16,449,110
Contract liabilities	26	48,200	107,603
Notes payable		569	603
Accounts payable		8,884,826	11,045,758
Other payables	13	4,274,056	6,080,563
Provisions - current		11,690	68,510
Lease liabilities - current		172,685	30,327
Current income tax liabilities		6,252,805	4,638,131
Warrant liabilities	16	5,490,903	6,221,482
Convertible preference shares liabilities	17	14,570,968	7,767,238
Long-term borrowings, current portion	14 and 33	2,018,170	1,817,873
Other current liabilities, others		111,596	89,614
Total current liabilities		54,940,970	54,316,812
Non-current liabilities
Long-term borrowings	14 and 33	5,392,223	6,822,438
Provisions - non-current		41,262	63,947
Deferred income tax liabilities		37,260	59,807
Lease liabilities - non-current		619,280	23,011
Guarantee Deposits Received		26,687	-
Total non-current liabilities		6,116,712	6,969,203
Total liabilities		61,057,682	61,286,015
Equity
Equity attributable to owners of parent
Share capital	18
Ordinary share		12,299	7,846
Capital surplus
Capital surplus		184,403,646	166,168,318
Retained earnings	19
Accumulated deficit		(81,785,609)	(83,399,309)
Other equity interest
Financial statements translation differences of foreign operations		(994,514)	955,018
Treasury shares	18 and 29	(29,580,140)	(29,580,140)
Equity attributable to owners of the parent		72,055,682	54,151,733
Total equity		72,055,682	54,151,733
Significant contingent liabilities and unrecognized contract commitments	31
Total liabilities and equity		$133,113,364	$115,437,748

The accompanying notes are an integral part of these financial statements.

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GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

June 30, 2024 AND 2023

(Expressed in United States dollars)

		Six Months Ended June 30, 2024
Items	Notes	2024 (Unaudited)	2023 (Unaudited)
Revenue	20	$20,674,691	$6,429,335
Cost of revenue	23 and 24	(2,995,637)	(3,250,584)
Gross profit		17,679,054	3,178,751
Operating expenses	23, 24 and 29
Selling and marketing expenses		(666,312)	(901,355)
General and administrative expenses		(6,017,267)	(7,641,876)
Research and development expenses		(1,149,834)	(2,772,621)
Expected credit losses		(364,640)	-
Other income		84,870	79,089
Other gains (losses) – net	21	(7,792,242)	766,456
Total operating expenses		(15,905,425)	(10,470,307)
Operating income (loss)		1,773,629	(7,291,556)
Non-operating income and expenses
Interest income		392,455	400,516
Finance costs	22 and 29	(416,605)	(376,546)
Total non-operating income and expenses		(24,150)	23,970
Profit (loss) before income tax		1,749,479	(7,267,586)
Income tax expense	25	(137,891)	(2,172)
Profit (loss) for the period		1,611,588	(7,269,758)
Other comprehensive loss
Components of other comprehensive loss that may not be reclassified to profit or loss
Remeasurement of defined benefit plans		2,112	-
Components of other comprehensive loss that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(1,949,532)	(185,082)
Other comprehensive loss for the period, net of tax		(1,947,420)	(185,082)
Total comprehensive loss for the period		$(335,832)	$(7,454,840)

Earning (loss) per share
Basic earning (loss) per share	26	$0.17	$(1.06)

Diluted earning (loss) per share	26	$0.15	$(1.06)

*	Shares outstanding as of June 30, 2024 have been restated for the 10-to-1 reverse stock split effective April 15, 2024

The accompanying notes are an integral part of these financial statements.

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GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

June 30, 2024 AND 2023

(Expressed in United States dollars)

	Equity attributable to owners of the parent
		Share Capital			Capital Surplus
	Notes	Share capital - ordinary share	Share capital - preference share	Advance receipts for share capital	Additional paid in capital in excess of par value of ordinary share	Additional paid in capital-treasury share transactions	Employee share options	Restricted share units	Additional paid in capital in excess of par value of preference share	Accumulated deficit	Financial statements translation differences of foreign operations	Treasury shares	Total

Year 2023
Balance at January 1, 2023		$7,136	$-	$-	$153,288,043	$-	$1,442,346	$-	$-	$(96,984,380)	$370,178	$(29,580,140)	$28,543,183
Profit for the year		-	-	-	-	-	-	-	-	13,495,614	-	-	13,495,614
Other comprehensive income		-	-	-	-	-	-	-	-	89,457	584,840	-	674,297
Total comprehensive income for the year		-	-	-	-	-	-	-	-	13,585,071	584,840	-	14,169,911
Expiration of share options		-	-	-	881,689	-	(881,689)	-	-	-	-	-	-
Employee share option plans	15	-	-	-	-	-	203,676	-	-	-	-	-	203,676
Share-based payment for professional services	15	13	-	-	695,662	-	-	-	-	-	-	-	695,675
Exercise of convertible preference shares	17	560	-	-	5,214,402	-	-	-	-	-	-	-	5,214,962
Issuance of restricted share units	16	99	-	-	697,802	-	-	175,599	-	-	-	-	873,500
Exercise of warrants	16	38	-	-	4,450,788	-	-	-	-	-	-	-	4,450,826
Balance at December 31, 2023		$7,846	$-	$-	$165,228,386	$-	$764,333	$175,599	$-	$(83,399,309)	$955,018	$(29,580,140)	$54,151,733

Year 2024
Balance at January 1, 2024		$7,846	$-	$-	$165,228,386	$-	$764,333	$175,599	$-	$(83,399,309)	$955,018	$(29,580,140)	$54,151,733
Profit for the period		-	-	-	-	-	-	-	-	1,611,588	-	-	1,611,588
other comprehensive loss		-	-	-	-	-	-	-	-	2,112	(1,949,532)	-	(1,947,420)
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	1,613,700	(1,949,532)	-	(335,832)
Expiration of share options		-	-	-	-	-		-	-	-	-	-	-
Share-based payment for professional services	15	122	-	-	722,054	-	-	-	-	-	-	-	722,176
Exercise of convertible preference shares	17	2,178	-	-	6,264,479	-	-	-	-	-	-	-	6,266,657
Issuance of restricted share units	15	5	-	-	30,734	-	-	(69,795)	-	-	-	-	(39,056)
Stock Split		-	-	-		-	-	-	-	-	-	-	-
Issuance of ordinary shares	16	2,143	-	-	11,287,861	-	-	-	-	-	-	-	11,290,004
Acquisition of intangible asset through share-based payment	15	5	-	-	(5)	-	-	-	-	-	-	-	-
Balance at June 30, 2024		$12,299	-	-	$183,533,509	-	$764,333	$105,804	-	$(81,785,609)	$(994,514)	$(29,580,140)	$72,055,682

The accompanying notes are an integral part of these financial statements.

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GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

June 30, 2024 AND 2023

(Expressed in United States dollars)

		Six months ended June 30, 2024
	Notes	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before tax		$1,749,479	$(7,267,586)
Adjustments
Adjustments to reconcile profit (loss)
Net currency exchange losses		3,993,733	-
Expected credit losses	33	364,640	-
Depreciation expenses	9 and 23	275,746	321,902
Amortization expenses	10 and 23	442,242	406,573
(Gain) loss on disposal of property, plant and equipment	21	(73)	257
Share-based payment expenses	15	722,176	500,000
Share option expenses	15	-	38,053
Interest expense	22	416,605	376,546
Interest income		(392,455)	(400,516)
Gains on reversal of accounts and other payables	21	-	(68,165)
Losses (gains) on financial assets and liabilities at fair value through profit or loss	21	2,729,466	(616,686)
Changes in operating assets and liabilities
Changes in operating assets
Contract assets		(20,027,585)	(3,826,381)
Accounts receivable		3,051,025	1,534,225
Inventories		1,316	12,085
Prepayments		(685,966)	1,163,915
Other receivables		(433,302)	(15,757)
Other current assets		105,401	(30,319)
Other non-current assets		423,248	(15,315)
Changes in operating liabilities
Contract liabilities		(59,403)	54,746
Notes payable		34	(9)
Accounts payable		(2,160,932)	(2,846,303)
Other payables		(1,500,939)	(1,288,629)
Provisions		(79,505)	(30,203)
Other current liabilities		21,982	(8,464)
Other non-current liabilities		26,687	-
Cash flows used in operations		(11,016,380)	(12,006,031)
Interest received		448,299	386,537
Interest paid		(672,592)	(388,045)
Tax paid		(18,106)	(12,491)
Net cash flows used in operating activities		(11,258,779)	(12,020,030)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	27	(363,096)	(216,672)
Proceeds from disposal of property, plant and equipment		143	-
Acquisition of intangible assets	27	(57,982)	(3,257,771)
Investment in financial assets at amortized cost		-	(1,988,270)
Guarantee Deposits Received		(41,291)	(265,127)
Net cash flows used in investing activities		(462,226)	(5,727,840)

(Continued)

The accompanying notes are an integral part of these financial statements.

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GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

June 30, 2024 AND 2023

(Expressed in United States dollars)

		Six months ended June 30, 2024
	Notes	2024	2023
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	12, 28 and 29	7,050,890	11,037,443
Repayments of short-term borrowings	28	(6,622,572)	(9,238,450)
Repayments of long-term borrowings	28	(750,819)	(872,431)
Principal repayment of lease liabilities	28	(68,252)	(8,665)
Repayments of loan from shareholders		(3,000,000)	-
Exercise of public warrants		-	4,372,875
Proceeds from Series B preferred shares and private warrants	16 and 17	9,650,000	-
Proceeds from issuance ordinary share		11,290,004	-
Exercise of restricted share units		(39,056)	-
Net cash flows from financing activities		17,510,195	5,290,772
Effect of foreign exchange rate changes		122,449	(270,698)
Net increase (decrease) in cash and cash equivalents		5,911,639	(12,727,796)
Cash and cash equivalents at beginning of period	5	5,306,857	22,996,377
Cash and cash equivalents at end of period	5	$11,218,496	$10,268,581

The accompanying notes are an integral part of these financial statements.

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GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

Note to the Consolidated Financial Statements

Six Months Periods Ended June 30, 2024 and 2023

Expressed in US dollars, except as otherwise indicated

1. Corporate and group information

Gorilla Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands in May 2001. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in providing information, software and data processing services.

On July 14, 2022, with consummation of capital recapitalization as provided in Note 18, the Company’s shares and warrants commenced trading on The Nasdaq Capital Markets under the ticker symbols “GRRR” and “GRRRW”, respectively.

2. The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Audit Committee on September 30, 2024.

3. Application of new and revised International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations and Standing Interpretations Committee (“SIC”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRSs”)

a)	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 16, ‘Lease liability in a sale and leaseback’	January 1, 2024
Amendments to IAS 1, ‘Classification of liabilities as current or noncurrent’	January 1, 2024
Amendments to IAS 1, ‘Non-current liabilities with covenants’	January 1, 2024
Amendments to IAS 7 and IFRS 7, ’Supplier finance arrangements’	January 1, 2024

The Group has adopted the above new standards, interpretations and amendments as of the effective date. Based on the Group’s assessment, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance.

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b)	New standards, interpretations and amendments in issue but not yet effective

New standards, interpretations and amendments in issue but not yet effective are as follows:

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 21, ‘Lack of exchangeability’	January 1, 2025
Amendments to IFRS 10 and IAS 28, ’Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
IFRS 18, “Presentation and disclosure in financial statements”	January 1, 2027

Based on the Group’s assessment, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance.

4. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with IFRSs that came into effective as issued by the IASB.

b)	The capital reorganization

With consummation of the business combination with Global SPAC Partners Co. (“Global”) on July 13, 2022 (the “Closing Date”) as provided in Note 18, this transaction is accounted for as a capital reorganization. The business combination, which is not within the scope of IFRS 3 as Global does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the business combination is treated as the equivalent of the Company issuing shares at the closing of the business combination for the net assets of Global as of the Closing Date, accompanied by a capital recapitalization. The net assets of Global are stated at historical cost, with no goodwill or other intangible assets recorded.

c)	Basis of preparation

(a)	Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

i)	Defined benefit assets are recognized based on the net amount of pension fund assets less present value of defined benefit obligation.

ii)	Financial assets and liabilities at fair value through profit or loss.

(b)	The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 dd).

(c)	Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

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d)	Basis of condensed consolidation

(a)	Basis for preparation of condensed consolidated financial statements:

i)

All subsidiaries are included in the Group’s condensed consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)	Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

iii)	When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.

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(b)	Subsidiaries included in the condensed consolidated financial statements:

			Ownership (%)
Name of investor	Name of subsidiary	Main business activities	June 30, 2024	December 31, 2023	Note
The Company	Gorilla Science & Technology Holding, Inc. (Gorilla BVI)	Information software and data processing services	100%	100%
The Company	ISSCore Technology, Inc.	Information software and data processing services	100%	100%
The Company	Telmedia Technology Limited (Telmedia)	Information software and data processing services	100%	100%
The Company	Gorilla SPAC Partners Co. (Global)	Dormant corporation	100%	100%
The Company	Gorilla Technology UK Limited (Gorilla UK)	Information software and data processing services	100%	100%
The Company	Gorilla Technology Egypt (Gorilla Egypt)	Information software and data processing services	100%	100%	Note 1
The Company	Gorilla Distribution Egypt	Software and hardware distribution services	100%	100%	Note 2
Gorilla BVI	Gorilla Technology Inc. (Gorilla Taiwan)	Information software and data processing services	100%	100%
Telmedia	NSGUARD Technology Inc. (NSGURAD)	Information software and data processing services	100%	100%
Telmedia	Gorilla Technology Japan Inc. (Gorilla Japan)	Information software and data processing services	100%	100%
Gorilla UK	Gorilla Technology (India) Private Limited (Gorilla India)	Information software and data processing services	100%	100%	Note 3
Gorilla UK	Gorilla Distribution Partners Limited (Gorilla Distribution)	Software and hardware distribution services	55%	55%	Note 4

Note 1: Gorilla Egypt was established in March 2023

Note 2: Gorilla Distribution Egypt was established in November 2023.

Note 3: Gorilla India was established in August 2023.

Note 4: Gorilla Distribution was established in November 2023.

(c)	Subsidiaries not included in the condensed consolidated financial statements: None.

(d)	Adjustments for subsidiaries with different balance sheet dates: None.

(e)	Significant restrictions: None.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

d)	Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The condensed consolidated financial statements are presented in United States dollars, which is the Company’s functional and the Group’s presentation currency.

(a)	Foreign currency transactions and balances

i)	Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

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ii)	Monetary assets and liabilities denominated in foreign currencies at the period end are retranslated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation at the balance sheet date are recognized in profit or loss.

iii)	Non-monetary assets and liabilities denominated in foreign currencies that are not measured at fair value are translated using the historical exchange rates at the dates of the initial transactions. All foreign exchange gains and losses are presented in the statement of comprehensive loss within ‘other gains (losses) – net’.

(b)	Translation of foreign operations

i)	The operating results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

●	Income and expenses for each statement of comprehensive loss are translated at average exchange rates of that period; and

●	All resulting exchange differences are recognized in other comprehensive income.

ii)	When the foreign operation partially disposed of or sold is a subsidiary, cumulative exchange differences that were recorded in other comprehensive income are proportionately transferred to the non-controlling interest in this foreign operation. In addition, even when the Group retains partial interest in the former foreign subsidiary after losing control of the former foreign subsidiary, such transactions should be accounted for as disposal of all interest in the foreign operation.

e)	Classification of current and non-current items

(a)	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

i)	Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

ii)	Assets held mainly for trading purposes;

iii)	Assets that are expected to be realized within twelve months from the balance sheet date; and

iv)	Cash and cash equivalents, excluding restricted cash and cash equivalents.

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(b)	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

i)	Liabilities that are expected to be paid off within the normal operating cycle;

ii)	Liabilities arising mainly from trading activities;

iii)	Liabilities that are to be paid off within twelve months from the balance sheet date; and

iv)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

f)	Cash equivalents

Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Time deposits that meet the definition above and are held for the purpose of meeting short-term cash commitments in operations are classified as cash equivalents.

g)	Financial assets at fair value through profit or loss

(a)	Financial assets at fair value through profit or loss are financial assets that are not measured at amortized cost or fair value through other comprehensive income.

(b)	On a regular way purchase or sale basis, financial assets at fair value through profit or loss are recognized and derecognized using trade date accounting.

(c)	At initial recognition, the Group measures the financial assets at fair value and recognizes the transaction costs in profit or loss. The Group subsequently measures the financial assets at fair value, and recognizes the gain or loss in profit or loss.

h)	Financial assets at amortized cost

(a)	The Group classifies its financial assets as at amortized cost only if both of the following criteria are met:

i)	the asset is held within a business model whose objective is to collect the contractual cash flows, and

ii)	the contractual terms give rise to cash flows that are solely payments of principal and interest.

(b)	On a regular way purchase or sale basis, financial assets at amortized cost are recognized and derecognized using trade date accounting.

(c)	At initial recognition, the Group measures the financial assets at fair value plus transaction costs. Interest income from these financial assets is included in finance income using the effective interest method. A gain or loss is recognized in profit or loss when the asset is derecognized or impaired.

(d)	The Group’s time deposits, which do not fall under cash equivalents are those with a short maturity period and are measured at initial investment amount as the effect of discounting is immaterial.

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i)	Accounts receivable

(a)	Accounts receivable represent the Group’s contractual right to receive consideration in exchange for transferred goods or rendered services.

(b)	Non-interest bearing short-term accounts receivable are measured at the original invoice amount as the effect of discounting is immaterial.

j)	Impairment of financial assets

For debt instruments measured at financial assets at amortized cost, at each reporting date, the Group recognizes the impairment provision for 12 months expected credit losses if there has not been a significant increase in credit risk since initial recognition or recognizes the impairment provision for the lifetime expected credit losses (ECLs) if such credit risk has increased since initial recognition after taking into consideration all reasonable and verifiable information that includes forecasts. On the other hand, for accounts receivable or contract assets that do not contain a significant financing component, the Group recognizes the impairment provision for lifetime ECLs.

k)	Derecognition of financial assets

(a)	The Group derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset have expired.

(b)	The Group derecognizes a financial asset when the contractual rights to receive cash flows of the financial asset have been transferred and the Group has transferred substantially all risks and rewards of ownership of the financial asset.

l)	Operating leases (lessor)

Lease income from an operating lease (net of any incentives given to the lessee) is recognized in profit or loss on a straight-line basis over the lease term.

m)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method. The item by item approach is used in applying the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

n)	Property, plant and equipment

(a)	Property, plant and equipment are initially recorded at cost.

(b)	Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

~14~

(c)	Land is not depreciated. Property, plant and equipment apply cost model and are depreciated using the straight-line method over their estimated useful lives. Each part of an item of property, plant, and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.

(d)	The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Buildings and structures	50 years
Transportation equipment	5 years
Office equipment	3 ~ 5 years
Leasehold equipment	3 ~ 5 years
Other equipment (Note)	5 years

Note: Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

o)	Leasing arrangements (lessee)－right-of-use assets/ lease liabilities

(a)	Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group. For short-term leases or leases of low-value assets, lease payments are recognized as an expense on a straight-line basis over the lease term.

(b)	Lease liabilities include the net present value of the remaining lease payments at the commencement date, discounted using the interest rate implicit in the lease. If such rate cannot be readily determined, the incremental borrowing rate is employed. Lease payments are comprised of fixed payments, less any lease incentives receivable.

The Group subsequently measures lease liabilities at amortized cost using the interest method and recognizes interest expense over the lease term. The lease liability is remeasured and the amount of remeasurement is recognized as an adjustment to the right-of-use asset when there are changes in the lease term or lease payments and such changes do not arise from contract modifications.

~15~

(c)	At the commencement date, the right-of-use asset is stated at cost comprising the amount of the initial measurement of lease liability less any lease payments made at or before the commencement date, less any lease incentive received; and include any initial direct costs incurred by the Group and an estimate of cost to be incurred by the Group in dismantling and removing the underlying asset and restoration. The right-of-use asset is measured subsequently using the cost model and is depreciated from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. When the lease liability is remeasured, the amount of remeasurement is recognized as an adjustment to the right-of-use asset.

(d)	For lease modifications that decrease the scope of the lease, the lessee shall decrease the carrying amount of the right-of-use asset and remeasure the lease liability to reflect the partial or full termination of the lease, and recognize the difference in profit or loss.

p)	Intangible assets

(a)	Computer software Computer software is stated at cost and amortized on a straight-line basis over its estimated useful life of 1 to 5 years.

(b)	Intellectual property rights Intellectual property rights are stated at historical cost and are amortized on a straight-line basis over their estimated useful lives of 10 years.

q)	Impairment of non-financial assets

The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (‘DCF’) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized. There was no impairment of non-financial assets for the six months periods ended June 30, 2024 and 2023.

~16~

r)	Borrowings

Borrowings comprise long-term and short-term bank borrowings and other short-term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

s)	Notes and accounts payable

(a)	Accounts payable are liabilities for purchases of goods or services and notes payable are those resulting from operating and non-operating activities.

(b)	Non-interest bearing short-term notes and accounts payable are measured at the original invoice amount as the effect of discounting is immaterial.

t)	Convertible preference share liabilities

Convertible preference share liabilities issued by the Group contain conversion options (that is, the preference shareholders have the right to convert the preference shares into the Group’s common shares, but not by exchanging a fixed amount of cash for a fixed number of common shares), call options and put options. The Group classifies the preference share liabilities upon issuance as a financial asset or financial liability in accordance with the contract terms. They are accounted for as follows:

(a)	The embedded call options and put options are recognized initially at net fair value as ‘financial assets or financial liabilities at fair value through profit or loss’. They are subsequently remeasured and stated at fair value on each balance sheet date; the gain or loss is recognized as ‘gain or loss on valuation of financial assets or financial liabilities at fair value through profit or loss’.

(b)	The host contracts of preference share liabilities are initially recognized at fair value. Any difference between the initial recognition and the redemption value is accounted for as the premium or discount on preference share liabilities and subsequently is amortized in profit or loss as and adjustment to ‘finance costs’ over the period of circulation using the effective interest method.

(c)	Any transaction costs directly attributable to the issuance are allocated to each liability component in proportion to the initial carrying amount of each abovementioned item.

(d)	When shareholders exercise conversion options, the liability component of the preference share liabilities shall be remeasured on the conversion date. The issuance cost of converted common shares is the total book value of the abovementioned liability component and ‘capital surplus’.

u)	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability specified in the contract is discharged, cancelled or expired.

~17~

v)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event. It is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the obligation amount. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows when the effect of the time value of money is material. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably

(a) Warranties

Assurance-type warranties are recognized when the Group has a present legal obligation as a result of past events, and it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated. Warranties are measured at the present value of the expenditure expected to be required to settle the obligation on the balance sheet date. The only post-sale obligation to customers is in respect of warranties that provide assurance that products will operate in accordance with agreed-upon specifications and function as intended. These warranty provisions are only invoked when a customer makes requests relating to flawed, malfunctional or defective products. Since customers do not have the option to purchase the warranty separately and the warranty does not offer any technical support or the right to receive unspecified updates, upgrades or enhancements, the warranty is not considered a separate performance obligation pursuant to IFRS 15. B28 through B33 and, accordingly, is accounted for as a liability in accordance with IAS 37.

w)	Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are recognized when the employee has rendered the service and are measured at undiscounted amount of benefits expected to be paid in exchange for that service.

(b)	Pensions

i)	Defined contribution plans

Under defined contribution plans, contributions are recognized as pension expenses when they are due on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in the future payments.

ii)	Defined benefit plans

●	The defined benefit plans were terminated as of December 31, 2023.

●	Net obligation under a defined benefit plan is defined as the present value of an amount of pension benefits that employees will receive on retirement for their services with the Group in current period or prior periods. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The net defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount is determined by using interest rates of government bonds (at the balance sheet date) of a currency and term consistent with the currency and term of the employment benefit obligations.

●	Remeasurements arising on defined benefit plans are recognized in other comprehensive income in the period in which they arise and are recorded as retained earnings.

●	Pension cost for the interim period is calculated on a year-to-date basis by using the pension cost rate derived from the actuarial valuation at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-off events. Also, the related information is disclosed accordingly.

~18~

(c)	Employees’ compensation and directors’ remuneration

Employees’ compensation and directors’ remuneration are recognized as expenses and liabilities, provided that such recognition is required under legal or constructive obligation and those amounts can be reliably estimated. Any difference between the resolved amounts and the subsequently actual distributed amounts is accounted for as changes in estimates.

x)	Share-based payment

Under the equity-settled share-based payment arrangements, the employee services received are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost or operating expenses over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and non-vesting conditions. Share-based payment is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

Having recognized the goods or services received and a corresponding increase in equity, the Company shall make no subsequent adjustment to total equity after vesting date. However, this requirement does not preclude the Company from recognizing a transfer within equity.

y)	Income tax

(a)	The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss.

(b)	The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities.

(c)	Deferred tax is recognized, using the balance sheet liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated balance sheet. Deferred tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not be reversed in the foreseeable future. Deferred tax assets and liabilities are measured based on the tax rates and laws that are expected to apply when the assets and liabilities will be realized or settled.

~19~

(d)	Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. At each balance sheet date, unrecognized and recognized deferred tax assets are reassessed.

(e)	Current income tax assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Deferred tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on either the same entity or different entities that intend to settle on a net basis or realize the asset and settle the liability simultaneously.

(f)	When the Company has a history of recent losses, the Company recognizes a deferred tax asset arising from unused tax losses only to the extent that the Company has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized by the Company.

(g)	The interim period income tax expense is recognized based on the estimated average annual effective income tax rate expected for the full financial year applied to the pretax income of the interim period, and the related information is disclosed accordingly.

z)	Share capital

(a)	Ordinary shares are classified as equity. The classification of preference shares is determined according to the special rights attached to preference shares based on the substance of the contract and the definition of financial liabilities and equity instruments. Incremental costs directly attributable to the issue of new shares or share options are shown in equity as a deduction from the proceeds.

(b)	Where the Company repurchases the Company’s equity share capital that has been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders. Where such shares are subsequently reissued, the difference between their book value and any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

~20~

aa)	Revenue recognition

The Group generates revenue from offering hardware and software products as well as professional services to its customers. Sales of hardware consists of single performance obligation. Sales of software consists of both single or multiple performance obligations and transaction price of which is allocated to each performance obligation on a relative stand-alone selling price basis. Major types of sales of services offered are system integration service and maintenance service. The Group only offers one contract when a customer purchases more than one offering at or near the same time. Such contract including more than one offering is only made in relation to system integration service. For system integration service, services and goods promised in the contract are highly dependent on and highly interrelated with each other and is not separately identifiable from other promises in the contract. Therefore, all goods and services in the contract are exclusively accounted for as a single performance obligation. For maintenance service project, the inputs of labor hours and resources are expended evenly throughout the performance period. Therefore, the Group recognizes revenue on a straight-line basis.

(a)	Sales of goods-hardware

i)	The Group’s sales of goods-hardware are primarily selling of externally purchased server, solid state drive, hard drives, and computer peripheral to the customer. Sales are recognized when control of the products has transferred, being when the products are delivered to the customer, the customer has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, or the Group has objective evidence that all criteria for acceptance have been satisfied.

ii)	Revenue is recognized based on the price specified in the contract, net of estimated business tax, sales return and discounts. Accumulated experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. The estimation is subject to an assessment at each reporting date.

iii)	A receivable is recognized when the goods are delivered as the right to consideration is unconditional because only a passage of time is required before the payment of that consideration is due.

~21~

(b)	Sales of goods-software

i)	The Group develops and sells video intelligence and security convergence products. Sales are from sell of software products such as system software, database and platform by providing a right of use to customers which can be accounted for as a single or multiple performance obligations, depending on whether or not the customer can benefit from the good on its own and the Group’s promise to transfer the goods to the customer is separately identifiable from other promises in the contract. The Group only offers one offering in sales of software contract and it may offer several software products within the same contract and each software product is distinct and independent from one another. Under such circumstance, a contract contains multiple performance obligations and revenue is recognized upon fulfilment of each performance obligation.

ii)	Transaction prices are determined at contract inception based on the price specified in the contract, net of estimated business tax, sales return and discounts. Accumulated experience is used to estimate and provide for the discounts, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. The estimation is subject to an assessment at each reporting date. The Group allocates the transaction price to each performance obligation on a relative stand-alone selling price basis. The Group sells each of its software products separately so that the relative stand-alone selling price can be determined accordingly. Revenue is recognized as the control of each performance obligations is transferred at a point in time, being when the software installed to the customer. The customer can direct the use of, and obtain substantially all of the remaining benefits from, the software at the point in time at which the software is installed, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

iii)	A receivable is recognized when the goods are delivered as the right to consideration is unconditional because only a passage of time is required before the payment of that consideration is due.

~22~

(c)	Sales of services

i)	The Group provides information, software and data processing services. Main types of services offered are system integration service contract and maintenance service contract. System integration service includes information and communication systems, installation of software and hardware equipment as well as implementation and integration of various systems whereas maintenance service is to provide maintenance work for equipment at the performance location during the contractual period. The consideration promised in the most of service contracts with customer of the Group are generally at fixed amount, and the amounts of variable consideration in certain service contracts which also include fixed amount of consideration are insignificant.

ii)	For system integration service projects, the arrangements typically include sales of hardware, software, and services within the same contract. However, since the goods and services promised in the contract are significantly affected by one or more of the other goods or services in the contract to function as intended, they are highly dependent on and highly interrelated with each other and is not separately identifiable from other promises in the contract. Therefore, all of the arrangements in the contract are deemed a single performance obligation and allocation of transaction price is not required. Revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. This is determined based on the proportion of hardware, software and labor services that have been performed as of the financial reporting date to the total labor services expected to be rendered. Costs that do not depict progress toward satisfaction of the performance obligation are included in contract costs but may not result in revenue being recognized, for example when such costs are attributable to significant unanticipated inefficiencies that were not included in the price of the contract or significant re-work. At times costs may be incurred that are not reflective of the Company’s progress towards satisfaction of the performance obligation which may result in revenue being recognized only to the extent of such costs without any profit, for example uninstalled materials that are (1) not distinct, (2) control is transferred to the customer significantly before integration of the goods into the project, (3) cost of the transferred goods are significant relative to the total estimated costs of satisfying the performance obligation, and (4) the Company is not significantly involved in designing or manufacturing the goods. For projects with revenue recognized under adjusted cost-to-cost method, the cost is adjusted periodically based on actual cost incurred.

iii)	For maintenance service project, the Group regularly assigns employees to perform inspection and maintenance work at each performing location and the inputs of labor hours and resources are expended evenly throughout the performance period. The Group recognizes revenue on a straight-line basis.

iv)	The customer pays at the time specified in the payment schedule. If the services rendered exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized. Contract asset is reclassified to accounts receivable when related invoices are issued.

v)	Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

~23~

(d)	Sales arrangement with system integrators

i)	The Group has relied, in part, on a variety of partnerships with system integrators (“partners”) to allow the Group to provide data services as part of services provided by the partners, and they integrate the Group’s products and services with theirs’ and sell directly to their customers in their region of operation.

ii)	In such arrangement, the Group enters into sales agreement with the partners directly and is only responsible for delivering goods and services to the partners. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with the partners in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

(e)	Sales arrangement with sales representatives, resellers and distributors

i)	In geographic regions where the Group does not have an operating subsidiary, the Group provides its products and services solutions through a suite of non-exclusive agreements that appoint sales representatives, resellers and distributors to engage with end customers. Revenue recognition for each type of these arrangements is as follows:

ii)	Sales representatives are granted rights to use the Group’s products and services to market, promote and solicit orders of products on a non-transferable, non-sub-licensable and limited basis in designated regions. Sales representatives earn sales commission and contracts are not automatically renewed. In such arrangement, the Group enters into sales agreements with the customers directly. Goods and services are provided directly by the Group to the customers in accordance with the executed contracts. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with customers in accordance with the Group’s revenue recognition policy as stated in the preceding paragraphs.

iii)	Resellers purchase the Group’s products and services for resale to end customers and provide maintenance services in their areas of operation. They are permitted to use the Group’s software for demonstration, training, and maintenance services. The contracts are automatically renewed unless prior notice is otherwise provided. In such arrangement, the Group enters into sales agreements with resellers directly and is only responsible for delivering its goods and services to resellers. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with resellers in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

iv)	Distributors purchase the Group’s products at a discount and are permitted to market, distribute, sell, bundle, promote and advertise the products directly to end customers in their region of operation. The contracts are automatically renewed unless prior notice otherwise is provided. In such arrangement, the Group enters into sales agreements with distributors directly and is only responsible for delivering its goods and services to distributors. Revenue is recognized when the Group fulfils its performance obligations as stated in the executed contracts with distributors in accordance with Group’s revenue recognition policy as stated in the preceding paragraphs.

~24~

bb)	Operating segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the CODM. The Company’s CODM reviews financial information provided based on product lines and presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company currently has determined that it operates in three operating segments and has three reportable segments which are Video IoT, Security Convergence and other segment.

cc)	Warrant liabilities

Share purchase warrants issued by the Group are accounted for as derivative liabilities. The warrants are initially recognized at fair value, and in subsequent periods measured at fair value through profit or loss with any changes in fair value recognized in profit or loss until the warrants are exercised, redeemed, or expired.

dd)	Critical accounting judgments, estimates and key sources of assumption uncertainty

The preparation of these consolidated financial statements requires management to make critical judgements in applying the Group’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:

(a)	Critical judgements in applying the Group’s accounting policies

None.

(b)	Critical accounting estimates and assumptions

Revenue recognition-sales of system integration services

The Group recognizes revenue from providing system integration services based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided, because the performance obligation meets the one or more criteria to be recognized over a period of time. This is determined based on the proportion of hardware, software and labor services that have been performed as of the financial reporting date to the total labor services expected to be rendered. For projects with revenue recognized under adjusted cost-to-cost method, the cost is adjusted periodically based on actual cost incurred. Recognition of revenue and profit is dependent upon a number of factors, including the accuracy of a variety of estimates made at the balance sheet date, such as engineering progress, material quantities, the achievement of milestones, labor productivity and cost estimates. Any significant variances in estimations of the total costs will impact the measurement of progress which drives the revenue recognition of contract works in an accounting period. Management continuously monitors factors that may affect the quality of its estimates and conducts periodic review of the relevance of factors by reviewing the actual amounts incurred and comparing with previous estimated amounts in order to mitigate the exposure to significant variances. For the six months period ended June 30, 2024 and 2023, the Group recognized service revenue of $20,459,534 and $6,346,590, respectively

Convertible Preference Shares and Private Warrants

Fair value of convertible Preference Shares and Private Warrants without an active market or quoted prices are determined using valuation techniques such as market approach and income approach. The measurement of fair value may adopt observable information or models of similar financial instruments or use assumptions in an appropriate manner if the observable parameters are unavailable in the market. Observable information is the primary source of reference. When valuation models are used for the measurements, calibration are performed to ensure its accountability in reflecting real information and market price. In the fair value measurement, the Company used Black-Scholes Model to estimate the fair value of convertible Preference Shares and Private Warrants, applying several assumptions and inputs the Company deemed reasonable. Any changes in these judgements and estimates will impact the fair value measurement of these financial instruments. Please refer to Note 33 for the financial instruments fair value information.

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5. Cash and cash equivalents

	June 30, 2024	December 31, 2023
Cash on hand and petty cash	$7,521	$7,975
Checking accounts	20,187	44,742
Demand deposits	11,190,788	4,226,503
Time deposits	34,536,822	42,498,552
	45,755,318	46,777,772
Transferred to financial assets at amortized cost	(34,536,822)	(41,470,915)
	$11,218,496	$5,306,857

a)	The Group transacts with a variety of financial institutions all with high credit quality to dispose credit risk, so it expects that the probability of counterparty default is remote.

b)	As of June 30, 2024 and 2023, range of interest rate of time deposits was 1.25%~5.20% and 0.78%~5.20%, respectively. Some of time deposits provided as guarantees and with maturity over three months were reclassified as “financial assets at amortized cost” based on its nature. Details of the Group’s time deposits transferred to investments in debt instruments without active market are provided in Note 7.

c)	Details of time deposits pledged to others as collaterals are provided in Note 30.

6. Financial assets at fair value through profit or loss

	June 30, 2024	December 31, 2023
Current items:
Financial assets mandatorily measured at fair value through profit or loss
Investment in a rent-a-captive company	$1,544,045	$995,101

During the year ended December 31, 2022, the Group entered into a protected cell rent-a-captive arrangement with an insurance company and made investment of $1,105,540 in a rent-a-captive company, which was established by the insurance company, and the Group recognized gain and losses on financial assets at fair value through profit or loss amounting to $548,944 and $78,128 for the six months period ended June 30, 2024 and 2023, respectively. In a rent-a-captive structure, an insurance company establishes a rent-a-captive company and provides services related to insurance to the Group. The Group participates in the captive insurance agreement by investing certain capital and retaining the premium to insure itself against future losses and the premium will be kept in the rent-a-captive company for future claims payments. The insurance company agrees to cause dividends of the rent-a-captive company to be declared and paid to the Group only as approved by Board of Directors of the insurance company.

~26~

7. Financial assets at amortized cost

Items	June 30, 2024	December 31, 2023
Current items:
Time deposits	$20,893,821	$27,827,915

Non-current items:
Time deposits	$13,643,000	$13,643,000

a)	Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Six months ended June 30, 2024	Six months ended June 30, 2023
Interest income	$392,456	$162,919

b)	As of June 30, 2024 and December 31, 2023, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group was $34,536,822 and $41,470,915, respectively.

c)	As of June 30, 2024 and December 31, 2023, the interest rate of time deposits was 1.25%~5.20% and 0.00%~5.20%, respectively.

d)	Information relating to financial assets at amortized cost that were pledged to others as collaterals is provided in Note 30.

e)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

8. Accounts receivable

	June 30, 2024	December 31, 2023
Accounts receivable	$30,117,616	$14,563,153
Less: Allowance for ECLs / uncollectable accounts	(13,078,361)	(13,114,951)
	$17,039,255	$1,448,202

~27~

a)	The aging analysis of accounts receivable is as follows:

	June 30, 2024	December 31, 2023
Not past due	$471,022	$3,937,838
Up to 180 days	17,669,716	4,770,297
181 to 365 days	6,271,360	3,100,633
Over 366 days	5,705,518	2,754,385
	$30,117,616	$14,563,153

The above aging analysis was based on days overdue.

b)	As of June 30, 2024 and December 31, 2023, accounts receivable were all from contracts with customers. As of January 1, 2024, the balance of receivables from contracts with customers amounting to $1,448,202.

c)	As of June 30, 2024 and December 31, 2023, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable were $17,039,255 and $1,448,202, respectively.

d)	Information relating to credit risk of accounts receivable is provided in Note 33

(Blank)

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9. Property, plant and equipment

		Buildings and			Other
	Land (Note 1)	structures (Note 1)	Transportation equipment	Office equipment	equipment (Note 2)	Total
At January 1, 2024
Cost	$12,737,302	$3,261,934	$21,773	$1,700,073	$11,744,573	$29,465,655
Accumulated depreciation	-	(924,133)	(21,773)	(1,018,793)	(11,621,991)	(13,586,690)
	$12,737,302	$2,337,801	$-	$681,280	$122,582	$15,878,965
2024
January 1	$12,737,302	$2,337,801	$-	$681,280	$122,582	$15,878,965
Additions	-	-	-	343,372	-	343,372
Disposals	-	-	149	(79)	-	70
Depreciation expenses	-	(33,482)	-	(140,307)	(16,573)	(190,362)
Net exchange differences	(725,115)	(132,516)	(149)	(48,947)	(1,588)	(908,315)
June 30	$12,012,187	$2,171,803	$-	$835,319	$104,421	$15,123,730
At June 30, 2024
Cost	$12,012,187	$3,043,806	$19,611	$1,879,607	$2,348,478	$19,303,689
Accumulated depreciation	-	(872,003)	(19,611)	(1,044,288)	(2,244,057)	(4,179,959)
	$12,012,187	$2,171,803	$-	$835,319	$104,421	$15,123,730

Note 1: Information relating to property, plant and equipment that were pledged to others as collaterals is provided in Note 30

Note 2: Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

~29~

10. Intangible assets

	Six months ended June 30, 2024
	Computer software	Intellectual property rights (Note)	Total
January 1
Cost	$555,562	$6,000,000	$6,555,562
Accumulated amortization	(136,050)	(550,000)	(686,050)
	$419,512	$5,450,000	$5,869,512

At January 1	$419,512	$5,450,000	$5,869,512
Additions - acquired separately	-	37,508	37,508
Amortization expenses	(118,763)	(323,479)	(442,242)
Net exchange differences	(26,485)	16,854	(9,631)
At June 30	$274,264	$5,180,883	$5,455,147

At June 30
Cost	$509,348	$9,069,035	$9,578,383
Accumulated amortization	(235,083)	(3,888,152)	(4,123,235)
	$274,264	$5,180,883	$5,455,147

Note:	On January 10, 2023 (the “Agreement Date”), the Group entered into an intellectual property purchase agreement effective on January 16, 2023 (the “Effective Time”) with SeeQuestor Limited (“SeeQuestor”), a company providing video analytics technology incorporated and registered in England and Wales.

The Group acquired all and/or any intellectual property rights, including but not limited to patents and trademarks, owned, used or held for use by and/or on behalf of SeeQuestor, including without limitations, such rights as relate to SeeQuestor’s products.

The purchase price for the intellectual property rights consists of fixed consideration amounting to $6,000,000 and contingent payment through issuance of the Company’s shares of an amount equal to $3,000,000 which is conditional to certain financial performance through intellectual property rights from Agreement Date up to and including December 31, 2023. The contingent payment through issuance of the Company’s shares is a share-based payment and recognized in ‘capital surplus’.

The Group has made payments of $600,000 and $2,400,000 on Agreement Date and Effective Time, respectively, and payment of a further $3,000,000 has not been paid as of June 30, 2024.

~30~

Details of amortization on intangible assets are as follows:

	Six months ended June 30, 2024	Six months ended June 30, 2023
Selling and marketing expenses	$-	$3,828
General and administrative expenses	131,452	12,660
Research and development expenses	310,790	390,085
	$442,242	$406,573

11. Other non-current assets

	June 30, 2024	December 31, 2023
Prepaid Pension	$-	$460,732
Guarantee deposits	547,607	506,316
Others	63,145	66,952
	$610,752	$1,034,000

(Blank)

~31~

12. Short-term borrowings

Type of borrowings	June 30, 2024	Interest rate range
Bank collateralized borrowings	$13,104,502	2.74%~2.805%
Loan from shareholders	-	Note
	$13,104,502

Type of borrowings	December 31, 2023	Interest rate range
Bank collateralized borrowings	$13,449,110	2.61%-2.7%
Loan from shareholders	3,000,000	Note
	$16,449,110

Note:	In 2021, the Group entered into shareholder loan agreements in the amount of $5,000,000 with Koh Sih-Ping, Asteria Corporation, and Berwick Resources Limited. The Company issued promissory notes with an interest rate of 7.5% per annum and maturity date of September 1, 2022 to the lenders in the same amount as loans made. In addition, Koh Sih-Ping assumed joint and several liability as guarantor of the Group under the shareholder agreement with Asteria Corporation.

In September 2022, the loan from shareholders were repaid to Koh Sih-Ping in the amount of $1,000,000 and Asteria Corporation in the amount of $3,000,000, and the maturity date of the promissory note issued to Berwick Resources Limited was extended to and repaid in January 2023.

In March 2023, the Group entered into a shareholder loan agreement in the amount of $3,000,000 with Asteria Corporation. The Company issued promissory note with an interest rate of 10.375% per annum and maturity date of March 10, 2024 to the lender in the same amount as the loan made. The maturity date of the shareholder loan of $3,000,000 was extended and repaid in April 29, 2024.

Refer to table below for details of short-term and long-term borrowing. Lender A refers to Shanghai Commercial & Savings Bank, Ltd.; Lender B refers to Taishin International Bank; Lender C refers to Hua Nan Commercial Bank; Lender D refers to Mega International Commercial Bank, and Taiwan SMEG stands for Small and Medium Enterprise Credit Guarantee Fund of Taiwan.

(Blank)

~32~

As of June 30, 2024
		Credit		Outstanding	Undrawn	Interest	Guarantor
Lender	Facility Period	Facility	Type	Amount	Amount	Rate	(Note 1)	Collateral
Lender A	12.2023-11.2024	$3,952,083	LC loan	$843,204		2.81%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	615,110		2.81%	None	Same as above
			Letter of guarantee	1,038,212	1,455,557	-	None	Same as above
Lender A	12.2023-11.2024	3,690,661	LC loan	-		2.81%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	2,102,139		2.81%	None	Same as above
			Letter of guarantee	1,476,546	111,976	-	None	Same as above
Lender A	09.2020~09.2025	922,665	Long-Term Bank loan	307,555		2.97%	Koh Sih-Ping	80% guaranteed by Taiwan SMEG
Lender A	03.2016-03.2031	2,921,773	Long-Term Bank loan	2,826,496		3.05%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,537,776	Long-Term Bank loan	1,487,630		3.05%	None	Land, Buildings and Structures
Lender A	03.2016-03.2026	307,555	Long-Term Bank loan	188,847		3.05%	None	None
Lender B	04.2023-04.2024	4,613,327	Short-Term Bank loan	1,906,842	2,706,485	2.74%	None	Time deposit $2,300,000
Lender C	05.2024-05.2025	5,843,547	Short-Term Bank loan	5,812,791		2.79%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C			LG	-	30,756	-	None	Same as above
Lender C	05.2019-03.2026	5,535,992	Long-Term Bank loan	1,387,588		2.79%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C	05.2024-11.2024	2,152,886	Short-Term Bank loan	1,824,416		2.85%	None	Time deposit $1,000,000
Lender C			Letter of guarantee	108,542	219,927	-	None	Same as above
Lender C	06.2023-08.2028	1,666,334	Long-Term Bank loan	1,212,279		2.52%	None	Time deposit $500,000, Land, Buildings and Structures

~33~

As of December 31, 2023
Lender	Facility Period	Credit Facility	Type	Outstanding Amount	Undrawn Amount	Interest Rate	Guarantor (Note 1)	Collateral
Lender A	12.2023-11.2024	$4,190,650	LC loan	$298,762		2.68%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	652,241		2.68%	None	Same as above
			Letter of guarantee	1,458,108	1,398,011	-	None	Same as above
Lender A	12.2023-11.2024	3,913,447	LC loan	195,206		2.68%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	2,229,034		2.68%	None	Same as above
			Letter of guarantee	1,432,379	56,828	-	None	Same as above
Lender A	01.2022-01.2025	189,019	Letter of guarantee	188,823		-	None	None
Lender A	09.2020~09.2025	978,362	Long-Term Bank loan	428,033		2.85%	Koh Sih-Ping	80% guaranteed by Taiwan SMEG
Lender A	03.2016-03.2031	3,098,146	Long-Term Bank loan	3,029,959		2.92%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,630,603	Long-Term Bank loan	1,594,716		2.92%	None	Land, Buildings and Structures
Lender A	03.2016-03.2026	326,121	Long-Term Bank loan	256,157		2.92%	None	None
Lender B	04.2023-04.2024	4,891,809	Short-Term Bank loan	2,021,948	2,869,861	2.61%	None	Time deposit $2,300,000
Lender C	05.2023-05.2024	6,196,291	Short-Term Bank loan	6,000,620		2.70%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C			LG	41,564	154,107	-	None	Same as above
Lender C	05.2019-03.2026	5,870,171	Long-Term Bank loan	1,891,735		2.39%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C	12.2023-06.2024	2,282,844	Short-Term Bank loan	2,051,299		2.65%	None	Time deposit $1,000,000
Lender C			Letter of guarantee	185,019		-	None	Same as above
Lender C	06.2023-08.2028	1,766,921	Long-Term Bank loan	1,439,712		2.40%	None	Time deposit $500,000, Land, Buildings and Structures

Note 1:	Koh Sih-Ping retired as the Director and CEO of the Company on September 9, 2022. After his departure from the Company, Koh Sih-Ping is still the guarantor for several outstanding loans.

(Blank)

~34~

13. Other payables

	June 30, 2024	December 31, 2023
Payables on intangible assets	$3,000,001	$3,020,475
Professional fee payable	454,669	1,037,187
Salaries and bonuses payable	261,140	689,331
Pension payable	52,461	83,738
Payables on machinery and equipment	-	19,724
Output tax payable	42,387	161,685
Others	463,398	1,068,423
	$4,274,056	$6,080,563

14. Long-term borrowings

Type of borrowings	Interest rate	June 30, 2024
Bank borrowings
Collateralized borrowings	2.51%	1,387,587
Collateralized borrowings	2.52%	1,212,277
Collateralized borrowings	2.97%	307,555
UnCollateralized borrowings	3.05%	188,847
Collateralized borrowings	3.05%	2,826,497
Collateralized borrowings	3.05%	1,487,630
		7,410,393
Less: Current portion		(2,018,170)
		5,392,223

~35~

Type of borrowings	Interest rate	December 31, 2023
Bank borrowings
Collateralized borrowings	2.39%	1,891,735
Collateralized borrowings	2.40%	1,439,711
Collateralized borrowings	2.85%	428,033
UnCollateralized borrowings	2.92%	256,157
Collateralized borrowings	2.92%	3,029,959
Collateralized borrowings	2.92%	1,594,716
		8,640,311
Less: Current portion		(1,817,873)
		6,822,438

15. Share-based payment

a)	For the six months periods ended June 30, 2023 and 2022, the Company’s share-based payment transactions were as follow:

Type of arrangement	Grant date	Quantity granted (Units) (Note 1)	Contract period	Vesting conditions
Employee share options	2017.1.1	106,300	5 years	Note 2
Employee share options	2018.1.1	34,000	5 years	Note 2
Employee share options	2019.1.1	186,000	5 years	Note 2
Employee share options	2021.10.5	207,412	5 years	Note 3
Employee share options	2021.10.5	113,524	5 years	Note 2
Employee share options	2022.2.23	274,682	5 years	Note 2

Note 1:	On the Closing Date, with capital recapitalization as provided in Note 15, each outstanding share option was converted with the conversion ratio approximately of 4.82 share options. Shares outstanding for the periods have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

~36~

Note 2:	Employee share options granting period and exercise conditions are as follows:

Vesting period	Accumulated maximum exercisable employee share options
After 1 year	25%
After 2 years	50%
After 3 years	75%
After 4 years	100%

Note 3:	Employee share options granting period and exercise conditions are as follows:

Vesting period	Accumulated maximum exercisable employee share options
At the beginning of year 1	25%
At the beginning of year 2	50%
At the beginning of year 3	75%
At the beginning of year 4	100%

The share-based payment arrangements above are settled by equity.

b)	For the year ended December 31, 2023, the Company offered non-employee share-based compensation to Innvotec Limited (“Innvotec”), an acquisition advisor, for its services related to procurement of SeeQuestor. The fee was set at $1,000,000, with 50% in cash and 50% in exchange for ordinary shares of the Company, issued at $9.28 per share, with piggy-back registration rights. The related share compensation was issued in January 2024.

		Quantity
		granted
		(Ordinary shares)	Contract	Vesting
Type of arrangement	Grant date	(Note 1)	period	conditions
Obtain professional service through share-based payment	2022.12	5,388	Upon completion of services	Upon completion of services

Note 1:	Shares outstanding for the periods have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

~37~

c)	Details of the share-based payment arrangements are as follows:

	Six months ended June 30, 2024 (Note)		Six months ended June 30, 2023 (Note)
	No. of options	Weighted average exercise price	No. of options	Weighted average exercise price
Options outstanding at January 1	51,879	$11.66	255,164	$11.66
Options expired	-	11.66	(27,723)	11.66
Options cancelled	(1,458)	11.66	(75,310)	11.66
Options outstanding at June 30	50,421	$11.66	152,131	$11.66
Options exercisable at June 30	50,421	$11.66	84,779	$11.66

Note:	Shares outstanding for the years have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

d)	No share options were exercised for the six months periods ended June 30, 2024 and 2023.

e)	As of June 30, 2024 and 2023, the range of exercise prices of share options outstanding was $11.66 and $11.66, respectively; the weighted-average remaining contractual period was 1 years and 1.5 years, respectively.

f)	The fair value of share options granted on grant date is measured using the Black-Scholes option- pricing model. Relevant information is as follows:

Type of arrangement	Grant date	Share price (par value)	Exercise price (Note 2)	Expected price volatility (Note 1)	Expected option life	Expected dividends	Risk-free interest rate	Fair value per share (Note 3)
Employee share options	2017.1.1	$0.0001	$5.62	32.11%~42.11%	4.5 Years	-	1.05%	$5.73
Employee share options	2018.1.1	$0.0001	$5.62	34.14%~40.79%	4.5 Years	-	0.96%	$6.13
Employee share options	2019.1.1	$0.0001	$5.62	33.35%~38.93%	4.5 Years	-	1.01%	$6.86
Employee share options	2021.10.5	$0.0001	$5.62	47.34%~52.14%	3.5 Years	-	1.01%	$6.91
Employee share options	2021.10.5	$0.0001	$5.62	45.32%~51.27%	4.5 Years	-	1.01%	$6.91
Employee share options	2022.2.23	$0.0001	$5.62	31.49%~46.31%	4.5 Years	-	0.72%	$7.11

~38~

Note 1:	Expected price volatility rate was estimated by using the share prices of the most recent period with length of this period approximate to the length of the share options’ expected life, and the standard deviation of return on the share during this period.

Note 2:	The exercise price of share options is adjusted to $1.17 7 (or $11.66 reflective of the 10-to-1 reverse stock split effective April 15, 2024) with the conversion ratio approximately of 4.82 on the Closing Date due to capital recapitalization. Refer to Note 15 for more information on the capital recapitalization.

Note 3:	Share-based payment expenses are recorded over each vesting period based on the fair value of share options granted. Relevant information is as follows:

Grant date	Exercise price	Fair value of first year	Fair value of second year	Fair value of third year	Fair value of fourth year
2017.1.1	$5.62	$0.90	$1.50	$1.70	$2.00
2018.1.1	$5.62	$1.20	$1.60	$2.00	$2.30
2019.1.1	$5.62	$1.70	$2.10	$2.40	$2.80
2021.10.5	$5.62	$1.90	$2.30	$2.70	$2.90
2021.10.5	$5.62	$2.30	$2.70	$2.90	$3.10
2022.2.23	$5.62	$1.90	$2.50	$3.00	$3.20

g)	Expenses incurred on share-based payment transactions are shown below:

	Six months ended June 30, 2024	Six months ended June 30, 2024
Expense recorded	$-	$38,053

16. Warrant liabilities

	Six months ended June 30, 2024
Public Warrants	No. of units (Note)	Amount
At January 1, 2024	958,272	$287,482
Change in fair value	-	219,364
At June 30, 2024	958,272	$506,846

	Six months ended June 30, 2024
Private Warrants	No. of units (Note)	Amount
At January 1, 2024	2,000,000	$5,934,000
Private warrants granted	825,000	3,642,663
Change in fair value	-	(4,592,606)
At June 30, 2024	2,825,000	$4,984,057

~39~

	Year ended December 31, 2023
Public Warrants	No. of units (Note)	Amount
At January 1, 2023	996,297	$2,042,410
Warrants exercised	(38,025)	(77,951)
Change in fair value	-	(1,676,977)
At December 31, 2023	958,272	$287,482

	Year ended December 31, 2023
Private Warrants	No. of units (Note)	Amount
At January 1, 2023	-	$-
Warrants granted	2,000,000	9,222,288
Change in fair value	-	(3,288,288)
At December 31, 2023	2,000,000	$5,934,000

Note:	The units outstanding for the years have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

a)	Public warrants may only be exercised for a whole number of shares. The public warrants will expire five years from the consummation of the business combination on the Closing Date or earlier upon redemption or liquidation. Once the warrants become exercisable, the Company may redeem the outstanding warrants for redemption at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption (the“30-day redemption period”) and if the closing price of the ordinary share equals or exceeds $18.00 per share (or $180.00 reflective of the 10-to-1 reverse stock split effective April 15, 2024) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders. Each warrant entitles the registered holder to purchase one share of ordinary share at a price of $11.50 (or $115.00 reflective of the 10-to-1 reverse stock split effective April 15, 2024) per share. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of issuances of ordinary share at a price below its exercise price, share dividend, extraordinary dividend or capital recapitalization, capital reorganization, merger, or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

b)	The private warrants were granted along with convertible preference shares associated with a securities purchase agreement entered on September 19, 2023 and February 20, 2024, respectively. See Note 18 for the details. The private warrants have an initial exercise price of $5.90 per ordinary share and are exercisable at any time after its issuance and will expire on the fifth anniversary of the date on which the private warrants become exercisable (“Termination Date”). The company may extend the duration of this warrant by delaying the termination date.

~40~

17. Convertible preference shares liabilities

	Six months ended June 30, 2024
	No. of units	Amount
At January 1, 2024	18,000	$7,767,238
Convertible preference share liabilities issued	10,000	6,007,337
Convertible preference share liabilities exercised	(13,114)	(6,855,259)
Change in fair value	-	7,651,652
At June 30, 2024	14,886	$14,570,968

	Year ended December 31, 2023
	No. of units	Amount
At January 1, 2023	-	$-
Convertible preference share liabilities issued	25,000	14,067,712
Convertible preference share liabilities exercised	(7,000)	(5,214,962)
Change in fair value	-	(1,085,512)
At December 31, 2023	18,000	$7,767,238

The issuance of convertible preference shares by the Company:

a)	The terms of the Series A and Series B Convertible Preference Shares issued by the Company are as follows:

i)	The Company offered 25,000 Series A Convertible Preference Shares (the “Preference Shares”) and 20,000,000 Series A Ordinary Share Purchase Warrants (the “Private Warrants”) associated with the securities purchase agreement entered on September 19, 2023 in exchange for $25,000,000, which was fully received in September, 2023. Each Preference Share and accompanying Private Warrants were sold together at a price of $1,000 pursuant to the securities purchase agreement. The securities purchase agreement offered the purchasers to convert Preference Shares to the Company’s ordinary shares at any time without maturity date and to exercise Private Warrants to purchase the Company’s ordinary shares before the Expiration Date at 1-to-1 ratio (or 10-to-1 reflective of the 10-to-1 reverse stock split effective April 15, 2024).

~41~

ii)	The Company issued 10,000 Series B Convertible Preference Shares (the “Preference Shares”) and 8,250,000 Series B Ordinary Share Purchase Warrants (the “Private Warrants”) associated with the securities purchase agreement entered on February 20, 2024. Each Preference Share and accompanying Private Warrants were sold together at a price of $1,000 pursuant to the securities purchase agreement. The securities purchase agreement offered the purchasers to convert Preference Shares to the Company’s ordinary shares at any time without maturity date and to exercise Private Warrants to purchase the Company’s ordinary shares before the Expiration Date at 1-to-1 ratio (or 10-to-1 reflective of the 10-to-1 reverse stock split effective April 15, 2024).

iii)	The Preference Shares are perpetual and have no maturity date. The Company may, at its option, force conversion of the Preference Shares in whole or in part if the VWAP (as defined in the certificate of designation for the Preference Shares (the “Certificate of Designation”)) is at least 200% of the then in effect Conversion Price (as defined in the Certificate of Designation) for each Trading Day (as defined in the Certificate of Designation) during any 10 consecutive Trading Day period, provided that certain volume thresholds and other conditions set forth in the Certificate of Designation are met, subject certain other limitations. Each Preference Share may be converted into the number of ordinary shares obtained by dividing $1,000 by the then in effect Conversion Price (as defined in the Certificate of Designation). The Conversion Price is initially $1.25 per ordinary share (or $12.50 reflective of the 10-to-1 reverse stock split effective April 15, 2024), subject to appropriate adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

b)

For the period ended June 30, 2024, 13,114 shares of the convertible preference shares have been converted into 12,469,389 shares of the Company’s ordinary shares (or 1,246,939 shares reflective of the 10-to-1 reverse stock split effective April 15, 2024).

For the year ended December 31, 2023, 7,000 shares of the convertible preference shares have been converted into 5,600,000 shares of the Company’s ordinary shares (or 560,000 shares reflective of the 10-to-1 reverse stock split effective April 15, 2024).

18. Share capital

a)	The Company issued 2,142,858 Series C Ordinary Share (the “Ordinary Shares”) Purchase Warrants (the “Private Warrants”) associated with the securities purchase agreement entered on June 10, 2024. Each warrant sold at a price of $5.90 per ordinary share to the securities purchase agreement. The securities purchase agreement offered the purchasers to convert Preference Shares to the Company’s ordinary shares at any time and will expire on the fifth anniversary of the date on which the Warrants become exercisable

b)	As of June 30, 2024, the Company’s authorized capital was $25,000 consisting of 24,500,000 shares of ordinary shares of a par value of US$0.001 reflective of the 10-to-1 reverse stock split effective April 15, 2024, and 5,000,000 shares of preference shares of a par value of US$0.0001 each. As of June 30, 2024, the issued capital was $12,299, consisting of 11,892,874 shares of ordinary shares reflective of the 10-to-1 reverse stock split effective April 15, 2024.

~42~

On the Closing Date, the business combination pursuant to the business combination agreement dated on May 18, 2022 was approved at an extraordinary general meeting of Gorilla’s shareholders and an extraordinary general meeting of Global’s shareholders, with holders of subunits of Global redeeming approximately 88.4% of the pre-merger outstanding subunits. As contemplated by the business combination agreement, Gorilla Merger Sub, Inc. merged with and into Global, with Global surviving as a wholly-owned subsidiary of Gorilla (the “Merger”, and together with the other transactions contemplated by the business combination agreement and certain ancillary documents, the “Transactions”).

Pursuant to the business combination agreement, immediately prior to the Effective Time (as defined in the business combination agreement), the Company effected a capital recapitalization and issued 65,000,000 ordinary shares in total (the conversion ratio approximately of 4.82 on the shares of the Company’s ordinary share). Each eligible shareholder of record on the Closing Date, including 5,813,247 preference shares converted into 6,627,412 ordinary shares of the Company (the “Gorilla Ordinary Shares”) in accordance with the Company’s organizational documents and employees who holds granted share options, received approximately 4.82 shares of ordinary share for each share of ordinary share then held or as converted.

On the Closing Date, the following securities issuances were made by the Company to Global’s security holders (not reflective of the 10-to-1 reverse stock split effective April 15, 2024): (i) each outstanding ordinary share of Global (including Global Class A ordinary shares and Global Class B ordinary shares, (the “Global Ordinary Shares”) and including the Global Class A ordinary shares included as part of the PIPE Investment (as defined below)) was exchanged for (A) one Gorilla Ordinary Share and (B) one Class A contingent value right of the Company (“Class A CVR”), and (ii) each outstanding warrant of Global, 10,025,081 units in total, was converted into a warrant to purchase the same number of Gorilla Ordinary Shares at the same exercise price and for the same exercise period (“Gorilla Warrant”).

Concurrently with the execution of the business combination agreement, the Company waived a minimum of $50 million gross cash condition to close the business combination and the Company and Global entered into subscription agreements (as amended, the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Net proceeds received from the PIPE Investors were $30.3 million (the “PIPE Investment”).

The Gorilla Ordinary Shares and Gorilla Warrants commenced trading on The Nasdaq Capital Market on July 14, 2022 under the ticker symbols “GRRR” and “GRRRW,” respectively.

The business combination is accounted for as a capital reorganization. The business combination, which is not within the scope of IFRS 3 as Global does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the business combination is treated as the equivalent of the Company issuing shares at the closing of the business combination for the net assets of Global as of the Closing Date, accompanied by a capital recapitalization. The net assets of Global are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of the Gorilla Ordinary Shares of $10.6 per share (price of Gorilla’s Ordinary Shares at the Closing Date) (or $106.0 reflective of the 10-to-1 reverse stock split effective April 15,2024) over the fair value of Global’s identifiable net assets acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred.

c)	The Company’s authorized and issued preference shares are as follow:

	Series A		Series B
	Number of shares	Amount	Number of shares	Amount
2024
Beginning of financial year	1,639,344	$1,639,344	1,589,957	$1,589,957
Cancellation of treasury shares	-	-	(31,645)	(31,645)
Conversion of convertible preference shares to ordinary shares	(1,639,344)	(1,639,344)	(1,558,312)	(1,558,312)
End of financial period	-	$-	-	$-

	Series C		Series D
	Number of shares	Amount	Number of shares	Amount
2024
Beginning of financial year	1,182,926	$1,182,926	1,432,665	$1,432,665
Conversion of convertible preference shares to ordinary shares	(1,182,926)	(1,182,926)	(1,432,665)	(1,432,665)
End of financial period	-	$-	-	$-

~43~

There were no outstanding preference shares as of June 30, 2024

d)	Before the Closing Date, preference shares are embedded with conversion options. Preference shareholders are entitled to exercise their conversion option under the prescribed conditions at the prescribed exercise price. Preference shareholders are also entitled to convert any or all of their preference shares at any time at certain conversion price for each of Series A, Series B, Series C, and Series D. In addition, all preference shares should be converted into ordinary shares either before the date of Qualified IPO or with the acknowledgement of 80% of the preference shareholders. When either condition stated above is met, the Company shall retract all outstanding preference shares in accordance with the decisions of the Board of Directors and preference shareholders’ meeting at the price prescribed in the Company’s Articles of Incorporation. Preference shares are non-cumulative and non-participating and are classified as equity instrument as the following criteria are met: i) holders of preference shares have no redemption right, and ii) the conversion option to the holders of preference shares are to be settled by the Company by delivering a fixed number of the Company’s ordinary shares.

At the issuance of preference shares, the Company accounted for the preference shares as equity instrument. The portion of proceeds from each preference share in excess of par value and the par value are recognized under “additional paid-in capital – preference shares” and “preference shares.”

e)	On December 5, 2022, the Company entered into the exchange agreement (the “Agreement”) with Koh Sih-Ping and Origin Rise Limited to purchase 2,814,895 ordinary shares (or 281,490 reflective of the 10-to-1 reverse stock split effective April 15, 2024) held by Origin Rise Limited .

f)	On April 9, 2024, the Company announced a share consolidation of the Company’s ordinary shares at a ratio of 10-to-1 (the “Share Consolidation”).The Share Consolidation was approved by the Company’s board of directors and was previously approved by the Company’s shareholders as described in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on March 27, 2024. The Share Consolidation was effective on April 15, 2024. Following the Share Consolidation, the exercise price of the Company’s warrants, conversion price of the Company’s preference shares, and exercise or conversion prices of the Company’s other equity instruments will be adjusted proportionally in accordance with the Share Consolidation, and the par value of the Company’s ordinary shares increased from $0.0001 to $0.001.

g)	Movements in the number of the Company’s ordinary shares outstanding are as follows:

	2024.06 (Note 1)	2023 (Note 1)
At January 1	7,565,099	6,854,284
Warrant exercised	-	38,025
Warrant issuance	2,142,858	-
New share issuance	122,382	-
Convertible preference share liabilities exercised	1,771,939	560,000
Restricted share units issuance (Note 2)	3,717	100,090
Additional paid in capital	5,390	12,700
At June 30	11,611,385	7,565,099

Note 1:	Shares outstanding for the years have been restated for the 10-to-1 reverse stock split effective April 15, 2024.

Note 2:	The restricted share units distributed related to: 1) granted vested equity compensation to directors and officers pertaining to award year July 2022 to July 2023; 2) sign on equity bonus and vested equity compensation for select employees

~44~

19. Retained earnings

a)	Subject to the Company’s Memorandum and Articles of Association and the statute except as otherwise provided by the rights attached to any shares, the Directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of the Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realized or unrealized profits of the Company, out of the share premium account or as otherwise permitted by law.

Except as otherwise provided by the rights attached to any shares, all dividends and other distributions shall be paid according to the par value of the shares that a holder holds. If any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

The Directors may deduct from any dividend or other distribution payable to any holder all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

The Directors may resolve that any dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any holders upon the basis of the value so fixed in order to adjust the rights of all holders and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

Except as otherwise provided by the rights attached to any shares, dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

The Directors may, before resolving to pay any dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

Any dividend, other distribution, interest or other monies payable in cash in respect of shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the register of holders or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, other distributions, bonuses, or other monies payable in respect of the share held by them as joint holders.

No dividend or other distribution shall bear interest against the Company.

Any dividend or other distribution which cannot be paid to a holder and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or other distribution shall remain as a debt due to the holder. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

b)	The Group was in a net income position for the six months periods ended June 30, 2024 and 2023, and no earnings distribution was resolved by the Board of Directors.

~45~

20. Revenue

	Six months ended June 30, 2024	Six months ended June 30, 2023
Revenue from contracts with customers
Hardware sales
Government
-Video IoT	$20,616	$-
Software sales
Non-Government
-Video IoT	194,541	82,745
-Security Convergence	-	-
Service revenue
Government
-Video IoT	1,056,025	1,099,987
-Security Convergence	19,112,606	4,767,044
Non-Government
-Video IoT	177,657	274,663
-Security Convergence	113,246	204,896
	$20,674,691	$6,429,335

a)	Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following major products lines and all revenue took place mainly in Asia and MENA region:

Six months ended June 30, 2024	Hardware	Software	Service	Total
Total revenue streams	$22,557	$194,541	$20,966,070	$21,183,168
Inter-revenue streams	(1,941)	-	(506,536)	(508,477)
Revenue from external customer contracts	$20,616	$194,541	$20,459,534	$20,674,691
Timing of revenue recognition
At a point in time	$20,616	$194,541	$-	$215,157
Over time	-	-	20,459,534	20,459,534
	$20,616	$194,541	$20,459,534	$20,674,691

Six months ended June 30, 2023	Hardware	Software	Service	Total
Total revenue streams	$30,482	$168,562	$6,346,590	$6,545,634
Inter-revenue streams	(30,482)	(85,817)	-	(116,299)
Revenue from external customer contracts	$-	$82,745	$6,346,590	$6,429,335
Timing of revenue recognition
At a point in time	$-	$82,745	$-	$82,745
Over time	-	-	6,346,590	6,346,590
	$-	$82,745	$6,346,590	$6,429,335

~46~

b)	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	June 30, 2024	December 31, 2023
Contract assets:
Contract assets relating to service contracts	$35,756,098	$34,213,379
Contract liabilities:
Contract liabilities relating to service contracts	$48,200	$107,603

Revenue recognized that was included in the contract liabilities balance at the beginning of the period:

	Six months ended June 30, 2024	Six months ended June 30, 2023
Revenue recognized that was included in the contract liability balance at the beginning of the year
Service revenue	$54,199	$-

c)	Unfulfilled long-term contracts

Aggregate amount of the transaction price allocated to long-term service contracts that are partially or fully unsatisfied as of June 30, 2024 and December 31, 2023, amounting to $175,466,093 and $241,795,928, respectively. Since June 30, 2023, the Company entered into a significant firm-fixed price contract for building a secure governmental air-gapped network for the Government of Egypt (“GoE”) (“Egypt Contract”), denominated in EGP, includes revenues of approximately EGP 8.4 billion ($209 million, based on the exchange rate as of June 30, 2024).

Management expects that the transaction price allocated to the unsatisfied contracts as of June 30, 2024 and December 31, 2023, will be recognized as revenue from 2024 to 2028 and from year 2023 to 2027, respectively. Except for the abovementioned contracts, all other service contracts are for periods of one year or less or are billed based on the amount of time incurred.

~47~

21. Other gains (losses) - net

	Six months ended	Six months ended
	June 30, 2024	June 30, 2023
Net currency exchange (losses) gains	$(5,028,955)	$160,502
(Losses) gains on financial assets and liabilities at fair value through profit or loss	(2,729,466)	616,686
Gain on reversal of accounts payables	-	68,165
Gain (loss) on disposal of property, plant and equipment	73	(257)
Other losses	(33,894)	(78,640)
	$(7,792,242)	$766,456

22. Finance costs

	Six months ended June 30, 2024	Six months ended June 30, 2023
Interest expense:
Bank borrowings	$292,368	$279,888
Loan from shareholders	113,549	96,587
Lease liabilities	10,688	71
	$416,605	$376,546

23. Expenses by nature

	Six months ended June 30, 2024	Six months ended June 30, 2023
Employee benefit	$4,812,094	$7,829,288
Outsourcing charges	661,848	845,980
Professional services expenses	2,733,375	3,303,809
Change in inventory of finished goods	86,273	11,781
Expected credit loss	364,640	-
Insurance expenses	569,087	913,813
Amortization expenses on intangible assets	442,242	406,573
Depreciation expenses on property, plant and equipment	259,809	313,574
Depreciation expenses on right-of-use asset	15,937	8,328
Others	905,508	933,290
	$11,193,690	$14,566,436

~48~

24. Employee benefit expense

	Six months ended June 30, 2024
	Cost of revenue	Operating expenses	Total
Wages and salaries	$1,665,177	$2,554,388	$4,219,565
Labor and health insurance fees	125,768	250,175	375,943
Pension	57,231	98,994	156,225
Other personnel expenses	-	60,361	60,361
	$1,848,176	$2,963,918	$4,812,094

	Six months ended June 30, 2023
	Cost of revenue	Operating expenses	Total
Wages and salaries	$2,050,078	$4,870,098	$6,920,176
Labor and health insurance fees	45,183	506,193	551,376
Pension	28,439	182,130	210,569
Share option expenses	-	38,053	38,053
Other personnel expenses	-	109,114	109,114
	$2,123,700	$5,705,588	$7,829,288

25. Income tax

a)	Taiwan taxation

Taiwan profits tax has been provided for at the rate of 20% on the estimated assessable profits.

b)	Hong Kong taxation

Hong Kong profits tax has been provided for at the rate of 16.5% on the estimated assessable profits.

c)	Japan taxation

Japan profits tax has been provided for at the rate of 30.62% on the estimated assessable profits.

d)	United States taxation

United States profits tax has been provided for at the rate of 27.98% on the estimated assessable profits. There are no assessable profits for the six months periods ending June 30, 2024 and 2023.

e)	United Kingdom taxation

United Kingdom profits tax has been provided for at the rate of 19% on the estimated assessable profits.

f)	India taxation

India profits tax has been provided for at the rate of 25% on the estimated assessable profits.

g)	Egypt taxation

Egypt profits tax has been provided for at the rate of 22.5% on the estimated assessable profits.

(Blank)

~49~

h)	Income tax expense (benefit)

Components of income tax expense:

	Six months ended June 30, 2024	Six months ended June 30, 2023
Current tax:
Current tax on profits for the period	$1,912,210	$2,172
Prior year income tax overestimation	-	-
Total current tax	1,912,210	2,172
Deferred tax:
Origination and reversal of temporary differences	(1,781,317)	-
Income tax expense	$137,893	$2,172

26. Earnings (loss) per share

	Six months ended June 30, 2024
	Amount after tax	Weighted average number of ordinary shares outstanding (Note)	Earnings per share
Basic earnings per share
Profit attributable to the parent	$1,611,588	9,330,948	$0.17
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares
-Employees’ equity compensation	-	107,710
-Warrants	-	969,822
-Share-based payment	-	5,390
Profit attributable to ordinary shareholders of the parent plus assumed conversion of all dilutive potential ordinary shares	$1,611,568	10,413,870	$0.15

	Six months ended June 30, 2023
	Amount after tax	Weighted average number of ordinary shares outstanding (Note 1)	Loss per share
Basic/diluted loss per share
Basic/diluted loss per share
Loss attributable to the parent (Note 2)	$(7,269,758)	$6,874,742	$(1.06)

Note 1:	On the Closing Date, pursuant to the business combination agreement, the Company effected in the form of capital recapitalization and issued 65,000,000 ordinary shares in total (the conversion ratio approximately of 4.82 on the shares of the Company’s ordinary share). Each eligible shareholder of record on the Closing Date, including preference shares converted into ordinary shares in accordance with the Company’s organizational documents and employees who holds granted share options, received approximately 4.82 shares of ordinary share for each share of ordinary share then held or as converted. The increase in the number of ordinary shares outstanding due to the capital recapitalization are adjusted retrospectively in the calculation of basic and diluted loss per share for all periods presented based on the new number of shares. Shares outstanding for the years have been restated for the 10-for-1 reverse stock split effective April 15, 2024.

Note 2:	Convertible preference shares and private warrants were excluded in the computation of diluted loss per share for the six months period ended June 30, 2024. The number of shares that were excluded from the loss per share calculation above for the six months periods ended June 30, 2024 could be dilutive in the future were 3,913,134.

~50~

27. Supplemental cash flow information

Investing activities with partial cash payments:

	Six months ended June 30, 2024	Six months ended June 30, 2023
Purchase of property, plant and equipment	$343,372	$144,214
Add: Opening balance of payable on equipment	19,724	79,517
Less: Ending balance of payable on equipment	-	(7,059)
Cash paid during the period	$363,096	$216,672

	Six months ended June 30, 2024	Six months ended June 30, 2023
Acquisition of intangible assets	$37,508	$9,414,720
Add: Opening balance of payable on intangible assets	3,020,475	-
Less: Through share-based payment	-	(3,000,000)
Less: Reversal of payable on intangible assets	-	-
Less: Ending balance of payable on intangible assets	(3,000,001)	(3,156,949)
Cash paid during the period	$57,982	$3,257,771

28. Changes in liabilities from financing activities

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross

At January 1, 2024	$16,449,110	$8,640,311	$53,338	$25,142,759
Changes in cash flow from financing activities	(2,571,682)	(750,819)	(68,252)	(3,381,157)
Changes in other non-cash items	-	-	539,835	530,239
Impact of changes in foreign exchange rate	(772,926)	(479,099)	267,044	(984,981)
At June 30, 2024	$13,104,502	$7,410,393	$791,965	$21,296,172

	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Liabilities from financing activities-gross
At January 1, 2023	$13,492,935	$10,360,684	$16,981	$23,870,600
Changes in cash flow from financing activities	1,798,993	(872,431)	(8,665)	917,897
Changes in other non-cash items	77,977	(77,977)	71	71
Impact of changes in foreign exchange rate	(180,685)	(136,919)	-	(317,604)
At June 30, 2023	$15,189,220	$9,273,357	$8,387	$24,470,964

~51~

29. Related party transactions

a)	Names of related parties and relationship

Names of related parties	Relationship with the Company
Koh Sih-Ping (Note)	Other related party

Origin Rise Limited (Note)	Other related party

Asteria Corporation	Shareholder

Note:	Origin Rise Limited, one of major shareholders of the Company, is controlled by its sole director, Koh Sih-Ping, who retired as the Director and Chief Executive Officer of the Company on September 9, 2022.

b)	The Group lists Koh Sih-Ping as the joint guarantor for its short-term borrowings and long-term borrowings in 2023 and 2022. Please refer to Note 12 and Note 14 for further details.

The Company’s interest expense and interest payable related to the loan from related parties are as below:

	Six months ended June 30, 2024	Six months ended June 30, 2023
Interest expense	$113,549	$96,587

	Six months ended June 30, 2024	Six months ended June 30, 2023
Interest payable	$-	$90,422

c)	Please refer to Note 12 for further details on shareholder loans.

d)	Purchase of treasury shares

On December 5, 2022 (the “Effective Date”), the Agreement was made and entered into by and among the Company, Koh Sih-Ping and Origin Rise Limited that the Company purchased 2,814,895 ordinary shares held by Origin Rise Limited by transferring certain accounts receivables, property, plant and equipment, and intangible assets of the Company with value, on effective date, of $15,663,648, $12,287,359 and $1,629,133, respectively.

As of December 31, 2022, the Company has other receivable, amounting to $521,852, due from Koh Sih-Ping because the Company has obligation to pay related output tax under applicable law in same amount in relation to this transaction and this tax should be compensated by Koh Sih-Ping in accordance with the Agreement. As of June 30, 2024, the amount was not received and fully impaired.

~52~

e)	Key management compensation

	Six months ended June 30, 2024	Six months ended June 30, 2023
Salaries and other short-term employee benefits	$970,844	$848,150
Post-employment	13,697	1,629
-	$984,541	$849,779

30. Pledged assets

The Group’s assets pledged as collateral are as follows:

	Book value
Pledged assets	June 30, 2024	December 31, 2023	Purpose
Time deposits (shown as ‘Financial assets at amortized cost’)	$34,536,821	$41,470,915	Performance guarantee, deposit letter of credit and short-term borrowings
Land	12,012,187	12,737,302	Long-term and short-term borrowings
Buildings and structures	2,171,803	2,337,801	Long-term and short-term borrowings
	$48,720,811	$56,546,018

31. Significant contingent liabilities and unrecognized contract commitments

a)	There’re no significant contingent liabilities incurred after the reporting period.

b)	The significant unrecognized contract commitments are listed below:

iv)	As of June 30, 2024 and December 31, 2023, the guaranteed notes secured for service project or warranty of NSGUARD Technology Inc. amounted to $55,359 and $58,702, respectively.

v)	As of June 30, 2024, the banker’s letter of guarantee issued by the bank at the request of the Company amounted to $28,755,891.

vi)	As of June 30, 2024 and December 31, 2023, the banker’s letter of guarantee issued by the bank at the request of Gorilla Technology Inc. amounted to $2,242,002 and $2,236,725, respectively.

vii)	As of June 30, 2024 and December 31, 2023, the banker’s letter of guarantee issued by the bank at the request of NSGUARD Technology Inc. amounted to $381,297 and $1,069,169, respectively.

viii)	As of December 31, 2023, there was a promissory note of $3,000,000 outstanding under the shareholder loan agreement with Asteria Corporation. The note and accrued interest repaid in April 2024.

~53~

Significant events after the reporting period

None.

32. Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

The gearing ratios at June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024	December 31, 2023
Total borrowings	$20,514,895	$25,089,421
Less: Cash and cash equivalents	(11,218,496)	(5,306,857)
Net debt	9,296,397	19,782,564
Total equity	$72,055,682	54,151,733
Total capital	$81,352,081	$73,934,297
Gearing ratio	11%	27%

~54~

33. Financial instruments

a)	Financial instruments by category

	June 30, 2024	December 31, 2023
Financial assets
Financial assets at fair value through profit or loss	$1,544,045	$995,101
Financial assets at amortized cost (Note)	63,346,977	48,839,518
	$64,891,022	$49,834,619

	June 30, 2024	December 31, 2023
Financial liabilities
Financial liabilities at amortized cost (Note)	$33,674,346	$42,216,345
Warrant liabilities	5,490,903	6,221,482
Convertible preference share liabilities	14,570,968	7,767,238
	$53,736,217	$56,205,065

Note:	Financial assets at amortized cost include cash and cash equivalents, financial assets at amortized cost, accounts receivable, other receivables and guarantee deposits. Financial liabilities at amortized cost include short-term borrowings, notes and accounts payable, other payables and long-term borrowings (including current portion).

b)	Financial risk management policies

i)	The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial condition and financial performance.

ii)	Risk management is carried out by a central treasury department (Group treasury) under policies approved by the Board of Directors. Group treasury identifies and evaluates financial risks in close cooperation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas and matters, such as foreign exchange risk, interest rate risk, credit risk, use of non-derivative financial instruments, and investment of excess liquidity.

~55~

c)	Significant financial risks and degrees of financial risks

i)	Market risk

Foreign exchange risk

1.	The Group’s businesses involve some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: NTD and Egyptian pounds (“EGP”). A material portion of the Group’s future revenues is from the Egypt Contract, denominated in EGP. The fluctuation in exchange rate from EGP to U.S. dollars impacts the Group’s cash inflows when converting the EGP to U.S. dollars. Any significant revaluation of the EGP may have a material adverse effect on the Group’s revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar.

2.	The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	June 30, 2024
	Foreign currency amount (in thousands)	Exchange rate	Book value (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	$519,626	0.031	$15,981,373
EGP:USD	2,032,144	0.021	33,046,767
Financial liabilities
Monetary items
NTD:USD	695,799	0.031	21,399,647
EGP:USD	741,599	0.021	15,425,249
GBP:USD	14,240	1.260	17,941,994

	December 31, 2023
	Foreign currency amount (in thousands)	Exchange rate	Book value (USD)
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	$516,510	0.033	$16,844,446
EGP:USD	600,433	0.055	33,285,236
Financial liabilities
Monetary items
NTD:USD	614,748	0.033	20,048,202
EGP:USD	432,966	0.033	14,158,000
GBP:USD	12,619	1.270	16,025,800

3.	The total exchange gain or (loss) (including realized and unrealized) arising from significant foreign exchange variation on the monetary items held by the Group for the six months periods ended June 30, 2024 and 2023 amounting to $(4,994,135) and $160,502, respectively.

~56~

4.	Analysis of foreign currency market risk arising from significant foreign exchange variation:

	Six months ended June 30, 2024
	Sensitivity analysis
	Degree of variation	Effect on profit or loss (USD)	Effect on other comprehensive income
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	1%	$159,814	$-
EGP:USD	1%	330,468	-
Financial liabilities
Monetary items
NTD:USD	1%	213,996	-
EGP:USD	1%	154,252	-
GBP:USD	1%	179,420	-

	Six months ended June 30, 2023
	Sensitivity analysis
	Degree of variation	Effect on profit or loss (USD)	Effect on other comprehensive income
(Foreign currency: functional currency)
Financial assets
Monetary items
NTD:USD	1%	$166,897	$-
Financial liabilities
Monetary items
NTD:USD	1%	$102,305	$-

Price risk

As of June 30, 2024 and December 31, 2023, the Group is not exposed to material price risk of equity instrument.

Cash flow and interest rate risk

The Group held short-term borrowings with variable rates (excluding loan from shareholders with fixed interest rate), of which short-term effective rate would change with market interest rate, and then affect the future cash flow. Every 1% increase in the market interest rate would result to an increase of $131,045 and $134,491 in the cash outflow for the six months periods ended June 30, 2024 and 2023, respectively.

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ii)	Credit risk

1.	Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms.

2.	The Group manages its credit risk taking into consideration the entire Group’s concern. For banks and financial institutions, only independently rated parties with at least BBB+ credit rating determined by Standard & Poor’s are accepted. According to the Group’s credit policy, each local entity in the Group is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Board of Directors. The utilization of credit limits is regularly monitored.

3.	The Group adopts the following assumption under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition: If the domestic and foreign contract payments were past due over 180 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

4.	The Group adopts the assumption under IFRS 9, that is, the default occurs when the contract payments are past due over one year. Longer payment terms are given to customers and default barely occurred even though the contract payments are past due within one year in the past because of the industry characteristics of the Group and positive long-term relationship with customers. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring.

5.	The Group classifies customer’s accounts receivable in accordance with customer types. The Group applies the modified approach using the provision matrix and loss rate methodology to estimate expected credit loss.

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6.	The Group used the forecast ability to adjust historical and timely information to assess the default possibility of accounts receivable. On June 30, 2024 and December 31, 2023, the provision matrix are as follows:

	Not past due	Up to 180 days past due	Up to 365 days past due	Over 366 days past due	Total
At June 30, 2024
Expected loss rate	0.03%~100%	0.15%-100%	1.4%~100%	100%
Total book value	$471,022	$17,669,716	$6,271,360	$5,705,518	$30,117,616
Loss allowance	142	1,101,341	6,271,360	5,705,518	13,078,361

	Not past due	Up to 180 days	Up to 365	Over 366 days	Total
At December 31, 2023
Expected loss rate	0.03%~0.4%	0.07%-0.91%	1.82%~100%	100%
Total book value	$3,937,838	$4,770,297	$3,100,633	$2,754,385	$14,563,153
Loss allowance	2,489,636	4,770,297	3,100,633	2,754,385	13,114,951

7.	Movements in relation to the Group applying the modified approach to provide loss allowance for accounts receivable are as follows:

	2024
	Accounts receivable	Other receivables
At January 1	$13,114,951	$521,852
Reverse provision for ECLs	(36,590)	-
At June 30	$13,078,361	$521,852

	2023
	Accounts receivable	Other receivables
At January 1	$1,481,779	$-
Provision for ECLs	11,633,172	521,852
At December 31	$13,114,951	$521,852

8.	The Group’ s credit risk exposure in relation to contract assets under IFRS 9 as at June 30, 2024 and December 31, 2023 are immaterial.

9.	The Group held cash and cash equivalents and financial assets at amortized cost of $45,755,317 and $46,777,772 with banks as at June 30, 2024 and December 31, 2023, respectively, which are considered to have low credit risk. The balances are measured on 12-months expected credit losses and subject to immaterial credit loss.

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10.	The significant changes in the carrying amounts of accounts receivable contributed to the increase in the allowance for expected credit loss during 2023 due to the increases in credit-impaired balances for long credit term customers located in the South Asia resulted in increases in credit loss in 2023 of approximately $7.6 million.

11.	Other receivables and guarantee deposits of $552,405 and $613,544 as at June 30, 2024 and December 31, 2023, respectively, are considered to have low credit risk. The other receivables and other non-current assets are measured on 12-months expected credit losses and subject to immaterial credit loss. As of June 30, 2024, the majority amount of other receivables and guarantee deposits were not received and fully reserved.

iii)	Liquidity risk

1.	Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group treasury. Group treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets.

2.	A significant portion of the Group's future revenues is expected from the Egypt Contract, which is denominated in Egyptian Pounds (EGP). Fluctuations in the exchange rate between EGP and U.S. dollars may affect the Group's cash inflows when converting EGP to pay U.S. dollar-denominated expenses. The Group remains committed to closely managing this exposure to ensure that currency fluctuations do not materially impact its operations or financial condition.

3.	Please refer to Note 12 for undrawn borrowing facilities as at June 30, 2024 and December 31, 2023.

4.	The table below analyzes the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date for non-derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

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Non-derivative financial liabilities:
June 30, 2024	Less than 1 year	Over 1 year
Lease liabilities	$172,685	$619,280
Long-term borrowings (Including current portion)	2,018,170	5,392,223

Non-derivative financial liabilities:
December 31, 2023	Less than 1 year	Over 1 year
Lease liabilities	$30,327	$23,011
Long-term borrowings (Including current portion)	1,817,873	6,822,438

Except for the above, the Group’s non-derivative financial liabilities are due less than 1 year.

5.	The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amount will be significantly different.

34. Fair value information

A.	The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s investment in a rent-a-captive company without active market is included in Level 3.

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B.	The carrying amounts of the Group’s financial assets and financial liabilities not measured at fair value are approximate to their fair values which are provided in Note 33.

C.	The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities at June 30, 2023 and December 31, 2022 is as follows:

(a)	The related information of natures of the assets and liabilities is as follows:

June 30, 2024	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Investment in a rent-a-captive company	$-	$-	$1,544,045	$1,544,045

Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Warrant liabilities	$506,846	$-	$4,984,057	$5,490,903
Convertible preference share liabilities	-	-	14,570,968	14,570,968
	$506,846	$-	$19,555,025	$20,061,870

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December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Investment in a rent-a-captive company	$-	$-	$995,101	$995,101

Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Warrant liabilities	$287,482	$-	$5,934,000	$6,221,482
Convertible preference share liabilities	$-	$-	$7,767,238	$7,767,238
	$287,482	$-	$13,701,238	$13,988,720

(b)	The methods and assumptions the Group used to measure fair value of warrant liabilities categorized within Level 1 are based on market quoted closing price.

(c)	The methods and assumptions the Group used to measure fair value of investment in a rent-a-captive company categorized within Level 3 are based on net asset value.

(d)	The output of valuation model is an estimated value and the valuation technique may not be able to capture all relevant factors of the Group’s financial and non-financial instruments. Therefore, the estimated value derived using valuation model is adjusted accordingly with additional inputs, for example, model risk or liquidity risk and etc. In accordance with the Group’s management policies and relevant control procedures relating to the valuation models used for fair value measurement, management believes adjustment to valuation is necessary in order to reasonably represent the fair value of financial and non-financial instruments at the consolidated balance sheet. The inputs and pricing information used during valuation are carefully assessed and adjusted based on current market conditions.

(e)	The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

(f)	For the six months period ended June 30, 2024, there was no transfer between Level 1 and Level 2.

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D.	The following table represents the changes in Level 3 instrument for the six months period ended June 30, 2024 and 2023:

	2024	2023
Financial assets at fair value through profit or loss
At January 1	$995,101	$1,073,229
Losses recognized in profit or loss	548,944	(78,128)
At June 30 and December 31	$1,544,045	$995,101

	2024	2023
Private warrant liabilities at fair value
At January 1	$5,934,000	$-
Granted in the year	3,642,663	9,222,288
Losses recognized in profit or loss	(4,592,606)	(3,288,288)
At June 30 and December 31	$4,984,057	$5,934,000

	2024	2023
Convertible preference share liabilities at fair value
At January 1	$7,767,238	$-
Granted in the year	6,007,337	14,067,712
Exercised in the year	(6,855,259)	(5,214,962)
Losses recognized in profit or loss	7,651,652	(1,085,512)
At June 30 and December 31	14,570,968	$7,767,238

The Group is in charge of valuation procedures for fair value measurements being categorized within Level 3, which is to verify independent fair value of financial instruments. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, performing back-testing, updating inputs used to the valuation model and making any other necessary adjustments to the fair value. Finance Department of the Group set up valuation policies, valuation processes and rules for measuring fair value of financial instruments and ensure compliance with the related requirements in IFRS.

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E.	The following is the qualitative information of significant unobservable inputs and sensitivity analysis of changes in significant unobservable inputs to valuation model used in Level 3 fair value measurement:

	Fair value at June 30, 2024	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Investment in a rent-a-captive company	$1,544,045	Net asset value	Not applicable	Not applicable	Not applicable
			Risk free rate-series A	4.46%	The higher the risk free rate, the higher the fair value
			Risk free rate-series B	4.44%	The higher the risk free rate, the higher the fair value
Warrant liabilities	$4,984,058	Black-Scholes Model	Price volatility-series A	105.29%	No certain positive and negative relationship between stock price volatility and fair value
			Price volatility-series B	100.32%	No certain positive and negative relationship between stock price volatility and fair value
			Dividend yield	0.00%	The higher the dividend rate, the lower the fair value
			Risk free rate	4.42%	The higher the risk free rate, the higher the fair value
Convertible preference share liabilities	$14,570,968	Black-Scholes Model	Price volatility	97.33%	No certain positive and negative relationship between stock price volatility and fair value
			Dividend yield	0.00%	The higher the dividend rate, the lower the fair value

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	Fair value at December 31, 2023	Valuation technique	Significant unobservable input	Range (weighted average)	Relationship of inputs to fair value
Investment in a rent -a- captive company	$995,101	Net asset value	Not applicable	Not applicable	Not applicable
Warrant liabilities	$5,934,000	Black-Scholes Model	Risk free rate	3.90%	The higher
			Price volatility	93.45%	No certain
			Dividend yield	0.00%	The higher
			Risk free rate	3.90%	The higher
Convertible preference share liabilities	$7,767,238	Black-Scholes Model	Price volatility	93.23%	No certain positive and negative relationship between stock price volatility and fair value
			Dividend yield	0.00%	The higher the dividend rate, the lower the fair value

The Group has carefully assessed the valuation models and assumptions used to measure fair value, and the expected changes in fair value are insignificant even if there are reasonably possible changes in inputs.

35. Segment Information

a)	General information

The Group uses the product line as basis for providing information to the chief operating decision-maker. The Group currently divides the sales order district into three major product lines: video IoT, security convergence and other. The chief operating decision-maker makes decision concerning financial management as well as evaluation of the business performance based on these three product lines; therefore, the reportable segments are video IoT, security convergence and other.

b)	Measurement of segment information

The Group evaluates the performance of the operating segments based on a measure of revenue and income before tax, in a manner consistent with that in the statement of income. The accounting policies of the operating segments are in agreement with the significant accounting policies in the consolidated financial statements for the year ended December 31, 2023. Sale transactions among segments are based on arms-length principle.

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c)	Reconciliation of segment income, assets and liabilities

The segment information provided to the chief operating decision-maker for the reportable segments is as follows:

	Six months ended June 30, 2024
	Security Convergence	Video IoT	Other segment (Note 1)	Adjustment and write-off (Note 2)	Consolidation
Revenue from external customers	$19,225,852	$1,448,839	$-	$-	$20,674,691
Inter-segment revenue	506,478	1,941	-	(508,419)	-
Total segment revenue	$19,732,330	$1,450,780	$-	$(508,419)	$20,674,691
Segment gain (loss) before tax	$10,331,305	$581,944	$(9,268,068)	$104,298	$1,749,479
Segment including:
Depreciation	$(164,733)	$(18,406)	$(92,607)	$-	$(275,746)
Amortization	$(69,251)	$(4,328)	$(368,663)	$-	$(442,242)
Interest income	$158,031	$12,545	$221,879	$-	$392,455
Interest expense	$(256,131)	$(36,267)	$(124,207)	$-	$(416,605)
Tax expense	$121,055	$14,330	$2,506		$137,891
Segment assets	$89,569,681	$11,856,603	$121,854,568	$(90,167,488)	$133,113,364
Segment liabilities	$47,090,280	$18,218,480	$83,395,402	$(87,646,410)	$61,057,682

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	Six months ended June 30, 2023
	Security Convergence	Video IoT	Other segment (Note 1)	Adjustment and write-off (Note 2)	Consolidation
Revenue from external customers	$4,971,940	$1,457,395	$-	$-	$6,429,335
Inter-segment revenue	85,817	30,482	-	(116,299)	-
Total segment revenue	$5,057,757	$1,487,877	$-	$(116,299)	$6,429,335
Segment loss before tax	$(948,206)	$(5,970)	$(6,313,410)	$-	$7,267,586
Segment including:
Depreciation	$(249,437)	$(68,639)	$(3,826)	$-	$(321,902)
Amortization	$(24,021)	$(7,552)	$(375,000)	$-	$(406,573)
Interest income	$124,216	$40,622	$235,678	$-	$400,516
Interest expense	$(226,547)	$(53,412)	$(96,587)	$-	$(376,546)
Tax expense	$-	$-	$2,172	$-	$(2,172)
Segment assets	$35,950,283	$18,834,567	$50,250,746	$(40,472,530)	$64,563,066
Segment liabilities	$29,668,610	$21,389,037	$23,088,311	$(38,660,114)	$35,485,844

Note 1:	Other segment is composed of holding companies and oversea subsidiaries which are excluded from reportable segments of Security Convergence or Video IoT.

Note 2:	Adjustment and write-off represent elimination for intercompany transactions for consolidation purpose.

d)	Reconciliation for segment income (loss)

i)	Sales between segments are carried out at arm’s length. The revenue from external customers reported to the chief operating decision-maker is measured in a manner consistent with that in the statement of comprehensive income.

ii)	Please refer to Note 35 c) for information on total consolidated profit or loss after reconciliation and reconciliation for profit after tax of reportable segments during the current period.

e)	Information on product and service

The main businesses of the Group are providing information, software and data processing services. Please refer to Note 20 for the disclosure information by products and services.

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